Table of Contents

Exhibit 4.6

SECOND ADDENDUM TO THE SERVICES AGREEMENT AND OTHER COVENANTS

By this private instrument, and in the best terms of law, the Parties hereinbelow to wit:

Empresa Brasileira de Telecomunicações S.A. - EMBRATEL, headquartered at Avenida Presidente Vargas, 1.012, in the city and state of Rio de Janeiro, Corporate Taxpayer’s ID (CNPJ/MF) 33.530.486/0001-29, hereby represented in the form of its Bylaws, hereinafter referred to as EMBRATEL; and

NET Serviços de Comunicação S/A, headquartered at Rua Verbo Divino, 1356, in the city and state of São Paulo, Corporate Taxpayer’s ID (CNPJ/MF) 00.108.786/0001-65, and its subsidiaries, duly listed in the Exhibit I to the Agreement amended herein (“NET Operations”), all of them represented by its articles of incorporation, hereinafter referred to as NET;

NET and EMBRATEL severally designated as Party and jointly as Parties;

WHEREAS:

(I) On December 7, 2006, the Parties entered into a Services Agreement and other Covenants (“Agreement”), all of them providing for certain obligations in order to make feasible the rendering of Voice Services by EMBRATEL to its end customers; and

(II) In order to reduce the default ratios verified in the Voice Services collection, the Parties resolved to adjust new billing and collection conditions.

They resolve to enter this First Addendum to the present Services Agreement and Other Covenants (“Addendum”), which shall be ruled by applicable regulation and by following conditions:

1. Purpose

1.1. The Purpose of this Addendum is to amend items “3.8 Billing and Collection”, “6. Fee”, and “7. Payment” and “16.14” of the General Provisions of the Agreement to suit them to the new collection method for Voice Services agreed upon by the Parties.

2.       Amendments

2.1.  Section “3.8 Billing and Collection” now shall take effect with the following wording:

“3.8 Billing and Collection:

3.8.1 NET shall:

-          Print and post the Voice Services bills, according to the requirements and procedures agreed upon by the Parties and as provided for in the applicable Service Level Agreement which composes the Exhibit IV hereof (“SLA Billing”);

-          Carry out the collection activities of Voice Services customers, according to the requirements and procedures agreed upon by the Parties;

-          Set forth, jointly with EMBRATEL, the Voice Services billing and collection policies and procedures;

-          Inform to EMBRATEL, within twenty-four (24) hours, about the problems involving printing or postage of Voice Services bills;

-          Observing the Voice Services collection policies attributed thereto, agreed upon by the Parties;

-          Issue a single collection document (bank slip) whose template, compliant with FEBRABAN (Brazilian Federation of Bank)’s standards, shall be previously approved by EMBRATEL, consolidating the total amount owed  by end customers to NET for the rendering of their own services, with the total amount due to EMBRATEL for the Voice Services, under a single barcode (bank payment slip system) whenever the end customer has not expressly disagreed with the consolidated collection;

-          Be responsible for choosing, accrediting and discrediting banks and bank correspondents, expressly acknowledging that EMBRATEL under no circumstances has and shall not have any direct relationship with banks and bank correspondents in relation to the single collection documents issued by NET;

-          Provide EMBRATEL with a list of banks and bank correspondents for collection of the amounts relating to Voice Services and keep such list up-to date;

-          Perform, on a monthly basis, the procedures required to determine the amounts collected from end customers for the payment of Voice Services, which will compose the settlement of accounts related to undisputed amounts owed reciprocally between the Parties by force of this Agreement to be performed pursuant to the provisions of item 7 – Payment and EXHIBIT IX;

-          Perform, on a monthly basis, the transfer of amounts relating to Voice Services collected from end customers, observing the provisions of item 7 – Payment and EXHIBIT IX;

-          Bear all bank fees arising from the engagement of banks and bank correspondents to execute collection services relating to Voice Services;

-          Make available to EMBRATEL, up to the 2nd (second) business day after the collection of amounts relating to Voice Services, the collection documents in tele-transmission electronic means CNAB 400 positions in which payments are recorded;

-          Provide, within 30 (thirty) days as of the date of notification sent by EMBRATEL, the identification of payments which, though stated in the collection reports, do not allow their effective write-off in EMBRATEL’s accounting;

-          Analyze and remedy, within 5 (five) business days as of the date of their filing, claims possibly filed by EMBRATEL in connection with eventual differences between the collection reports provided and the amounts transferred; and

-          Resume the printing and mailing procedure of Voice Services bills  (mailing system) whenever the Voice Services customers discontinue the bank payment slip system.

-          Be fully liable before third parties whose services are or may be also charged through bills issued by NET.

3.8.2 EMBRATEL shall be responsible for:

-          Provisioning the billing platforms to the extent that installations are confirmed;

-          Billing and invoicing the Voice Services customers;

-          Forwarding to NET the information that shall be included in the Voice Services statement of collection, invoices and trade bills, including the joint billing of third parties;

-          Complying with the terms determined by ANATEL as to calls billing;

-          Observing the Voice Services collection policies attributed thereto and agreed upon by the Parties;

-          Observing the billing schedule in compliance with SLA Billing and in accordance with the layouts of collection documents agreed upon by the Parties;

-          Determining the taxes and contributions levying and deriving from Voice Services and providing all the payments to be set forth by laws;

-          Recording and billing all the calls made by Voice Services customers, as per their origin and destination, hour or other parameters agreed upon by the Parties, according to the products, offers, price plans and packets previously defined and in compliance with the provision in item 3.8.3;

-          Carrying out all the interconnection traffic conciliation activities, as well as the registration of interconnection revenues and expenses specifically associated with the Voice Services;

-          Being responsible for the third parties incoming and outgoing traffic interconnection revenues billing, related to Voice Services and to account therefor;

-          Providing NET with the Voice Services billing assurance information, within no later than five (5) business days after the date of generation for each billing cycle, as defined by EMBRATEL, allowing to identify the volume of billing not yet executed and to be executed;

-          Using NET as the single vehicle for billing and/or printing of all Voice Services collection documents, except for the issue of a copy in the following cases: (i) when the Voice Services end customer requests the breakdown of a bill, (ii) challenge of amounts by Voice Services end customers, and (iii) request by Voice Services end customer for separation of a specific bill (separation of bill) or (iv) in other cases according to the procedures agreed upon by the Parties;

-          Immediately informing NET, but never no later than twelve (12) hours, as soon as it identifies an error or problem in its various billing systems that may interfere in the Voice Services customer service, equally informing the corrective actions and the contingencies for solution of the problem identified;

-          Providing clarifications to NET, within forty-eight (48) hours of request, about the problems involving billing and collection;

-          Ensuring the assertive billing by two (2) errors for one thousand (1,000) bills, according to the regulation;

-          Sending again billing files forwarded over the past sixty (60) days, upon NET’s request, within no later than forty-eight (48) hours after the request.

-          Determine the Voice Services Income by means of the accrual and cash basis, for the purposes of recognizing the economic and financial results that will be the basis for the settlement thereof, respectively; and

-          Prepare and send to NET monthly statements of settlement of accounts, which will be used for the accounting of the financial settlement of debits and credits referring to each accrual month prior to the realization of each settlement of accounts (“Calculation Period”), as per flowchart provided for in EXHIBIT IX.

3.8.3 The billing and registration of Voice Services calls shall be provided by EMBRATEL as per procedures agreed upon by the Parties, inclusive referring to the treatment of frauds, observing the terms of prevailing regulation.

3.8.4 The collection of amounts referring to the payments made by end customers in consideration of Voice Services shall be provided by NET through associate banks and their bank correspondents in the national territory, observing the collection procedures and practices supplementary to the obligations provided for in sub-items 3.8.1 and 3.8.2, that NET usually applies for the collection of their own services. EMBRATEL shall have access to the input records and further information related to said collection by means of access to the system called “Intersic” or any other that may replace it by common agreement of the Parties”.

2.2. Section “6. Fees” now shall take effect with the following wording:

“6. Fees

6.1 The prices of Telecommunication Services and Other Services shall be determined according to the rules below and shall be jointly limited to the fees calculated according to item 6.1.4 below:

(i) The gross monthly price of Telecommunication Services, excluding the activation fee by end customer provided for in item 6.2, shall be the amount determined taking into account: (i) the number of  new Voice Services customers; and (ii) the market prices; and

 (ii) The gross monthly price of Other Services shall be the amount corresponding to the costs effectively incurred by NET for the execution of their obligations corresponding thereto, accrued of a fee margin of five per cent (5%).

6.1.1 These are the following criteria to calculate Income that shall be the basis of the monthly fees related to the provision of Telecommunication Services and other Services as per item 6.1.4 below:

6.1.1.1 Out of the full amount collected from users to pay for the Voice Services (including, but not limited to, subscription revenues; local calls, fixed-fixed and fixed-mobile; domestic and international calls using CSP 21, fixed-fixed and fixed-mobile; from PUC of EMBRATEL etc.), EMBRATEL shall deduct: (i) the interconnections costs (understood as the balance between interconnection revenues and expenses effectively incurred by EMBRATEL in its relationship with other operators, as a result of Voice Services calls, considering the item 6.1.1.3 below, as well as interconnection revenues and expenses, purpose of item 6.1.1.2 below) , (ii) taxes and contributions that, directly or indirectly are due (or to fall due) as a result of provision of Voice Services, and (iii) costs incurred from the filing of end users who default on payment of the Voice Services with credit protection bodies (blacklisting), reaching the Income (the "Income").

6.1.1.2 For the purposes of calculation of balance between interconnection revenues and expenses pursuant to previous item, that equivalent to one TU-RL shall be recorded as interconnection revenues, determined according to the prevailing network number rules, associated with: (i) domestic long calls made via CSP 21 or to non-geographic number traded by EMBRATEL, involving number managed by NET and charged out of the partnership for the exploration of the Voice Services; and (ii) international long-distance calls, forwarded by EMBRATEL ending in Voice Services numbers managed by NET and charged abroad. Likewise, that equivalent to one TU-RL shall be recorded as interconnection expenses, determined according to prevailing regulation, associated with calls charged in Voice Services numbers managed by NET and ending in other numbers of  EMBRATEL, except for the calls destined to NET "4004", which shall be all excluded from accounting.

6.1.1.3 For the calculation of fixed local interconnection, EMBRATEL shall record as interconnection revenue or expense, the net amount effectively paid or received as a result of traffic of Voice Services numbers, managed by NET, in its relationship with EMBRATEL with other operators, considering the total traffic of its local services. This net amount shall be the difference between: (1) the amount to be received or paid by EMBRATEL to the other operators not taking into account the traffic corresponding to the Voice Services calls and (ii) the amount to be received or paid considering this traffic.

6.1.2 The Income shall be divided between the Parties, and the portion to be paid by EMBRATEL to NET, shall include all the taxes and contributions owed by it in view of the receipt of said installment pursuant to the laws prevailing at that time, so that both Parties receive the same net amount. In this regard, EMBRATEL shall pay to NET the portion of Income determined according to the following formula:

MN = Income/(2 – I/200)

Where:

MN – Amount to be paid by EMBRATEL to NET; and

I – Sum of tax rates levying on the portion received by NET.

6.2 In addition to the fees for the Telecommunications Services as provided for in previous item, a fee per end customer to which Voice Services are activated shall be due by EMBRATEL to NET, which shall be calculated as per rule set forth in Exhibit VIII hereto.

6.2.1 EMBRATEL shall be exempted from paying the activation fee whenever and while the number of activated end customers is lower than the amount of activation fees then already paid by EMBRATEL to NET. Notwithstanding such exemption, NET shall not provide any refund of these payments.

6.3 Each Party shall bear the costs, expenses, charges and taxes corresponding to the execution of respective activities and obligations according to the terms and conditions of this Clause and this Agreement.

6.4 Eventual costs corresponding to CPMF (financial transaction tax) or a tax of an identical or similar nature levied on the amounts of (i) the Voice Services collected by NET at the time of their transfer to EMBRATEL and (ii) transfers of the portion of Income by EMBRATEL to NET for the remuneration of Telecommunication and Other Services, shall be shared through the deduction set forth in item 6.1.1.1 (ii) of this Agreement.

6.5 Notwithstanding the rules for determining the Income to be used as the basis for calculating the fees for Telecommunication and Other Services provided by NET to EMBRATEL, described in previous items, the Parties shall recognize same by the accrual method, estimating the revenues and expenses detailed in item 6.1.1 and sub-items, in the same way as EMBRATEL normally books its own income during each Calculation Period (“Accrued Income”).

6.5.1 EMBRATEL shall send NET, until the last business day of the corresponding accrual month, the accounting spreadsheets, stating the portion of the Accrued Income to be used as the basis for issuing the invoices for the provision of Telecommunication and Other Services and other documents required for the registration of NET‘s revenues arising from this Agreement.”

2.3. Section “7. Payment” now shall take effect with the following wording:

7.    Payment and Transfer

7.1 EMBRATEL shall inform NET, within day 14 (fourteen) of the month subsequent to the accrual month for the provision of Other Services and the Telecommunication Services, and the first accrual month was March 2006, the Income determined in accordance with 6.1.1 of Clause Six above.

7.2 EMBRATEL shall monthly forward to NET a file containing the following information: (i) the total amount billed against final Voice Services customers and (ii) overdue amounts, specifying the maturity dates.

7.2.1 After ninety (90) days as of the execution date of this Agreement, the file mentioned above shall specify the information also per location of Voice Services collection.

7.3 EMBRATEL shall monthly make available to NET interconnection traffic reports with other operators involving Voice Services calls that compose the interconnection revenues and expenses, purpose of item 6.1.1.1 and 6.1.1.2 above, in format and breakdown similar to that used in formal statements (DETRAF), as per model composing the Exhibit VII hereof. NET may request, should it deem necessary and by means of previous written communication to EMBRATEL, a file containing the calls composing the amounts shown.

7.4 Pursuant to the provisions of 7.5 hereinbelow, each of NET’s companies shall issue, within a periodicity not less than once a month and without due date, the respective tax documents related to the Telecommunication Services and Other Services, based on the Accrued Income, up to day fifteen (15) of the subsequent month to the corresponding Calculation Period.

7.4.1 Payment of the tax documents issued by NET shall be required when the Income is financially positive and shall take place, limited to the installment of the positive income then determined as reasonable to NET pursuant to item 6.1.2 hereinabove, in the settlement of accounts performed pursuant to item 7.8 and corresponding sub-items hereinbelow.

7.5 In relation to the Telecommunication Services, except for the tax documents regarding the provision of shared and two-way accesses, specific tax documents shall also be issued separately within a periodicity not less than once a month and without due date,  for consolidated collection of all activation fees owed by end customers in the Calculation Period, pursuant to 6.2 hereinabove.

7.5.1 The amount of said tax documents relating to the collection of activation fees shall be payable after joint validation procedures carried out by the Parties, after which, EMBRATEL shall pay until thirty (30) days immediately subsequent to the Calculation Period, provided that tax documents have been submitted up to day twenty-five (25) of the Calculation Period.

7.5.2 The tax documents relating to  the collection of activation fees shall be delivered accompanied by an activation report of end customers prepared from the first to the last day of said accrual calendar month.

7.6 The tax documents and bills shall be delivered to EMBRATEL at the address specified in the Introduction hereof.

7.7 Transfer of the collection of the amounts billed for the provision of Voice Services to EMBRATEL, pursuant to item 3.8.1, shall occur on a monthly basis by NET on the date the settlement of accounts occurs as determined in 7.8 hereinbelow.

7.8 The Parties shall monthly prepare on day fifteen (15) of the month subsequent to each Calculation Period, or on the 1st business day immediately thereafter in the event of a bank holiday, the settlement of accounts of amounts reciprocally owed between the Parties arising from the Agreement, except if agreed upon by the Parties at that time of amounts related to the activation fees.

7.8.1 The amount to be transferred shall be obtained by deducting from the total amount collected to be transferred by NET to EMBRATEL, the sums owed by EMBRATEL, calculated pursuant to Clause 6, included in tax documents already submitted to EMBRATEL and pending payment, observing sub-item 7.4.1.

7.8.2 Other amounts owed by either NET or EMBRATEL as a result of their usual business transactions, as long as these are previously agreed upon by the Parties may be included in this settlement of accounts system.

7.8.3 The debits and credits settled by the settlement of accounts system shall be detailed in a specific document duly validated and signed by the Parties, which shall formalize their settlement and compose the documentation to be the basis for their respective accounting.

7.9 The amounts collected by NET on behalf of EMBRATEL shall be paid by the CDI (Interbank Deposit Certificate) Average Rate calculated pro-rata die from the collection date to the preparation date of settlement of accounts between the Parties.

7.10 After calculating the amounts reciprocally owed and in the event of a balance to be transferred by NET to EMBRATEL, NET shall make the corresponding deposit to the checking account indicated by EMBRATEL. Should the opposite be the case, EMBRATEL shall make the corresponding deposit to the checking account indicated by NET within same term provided for in 7.7.

2.4. Item “16.14” of the General Provisions of the Agreement shall be now in force with the following wording:

“16.14 The following exhibits initialed by the Parties are an integral part hereof, as if they were transcribed therein: EXHIBIT I – NET Operations, EXHIBIT II – SLA IT, EXHIBIT III – SLA Technical, EXHIBIT IV – SLA Billing, EXHIBIT V – SLA Call Center, EXHIBIT VI – Rules to define products, offers, price plans and use of brand, EXHIBIT VII – Template for Interconnection Report, EXHIBIT VIII – Rule to calculate the activation fee, and EXHIBIT IX – Settlement of Accounts Flowchart”.

3. General Provisions

3.1 All the terms initialed in capital letters of this Addendum shall have the meaning set forth in the Agreement, unless if otherwise stated herein.

3.2 All the provisions of the Agreement not expressly amended by this Addendum shall remain in full force and effect.

Rio de Janeiro, April 10, 2008

/s/ José Formoso Martinez		/s/ Isaac Berensztejn
EMBRATEL
José Formoso Martinez Chief Executive Officer		Isaac Berensztejn Chief Financial Officer

/s/ João Adalberto Elek Júnior		/s/ Leandro Santos
NET SERVIÇOS
João Adalberto Elek Júnior Chief Executive Officer		Leandro Santos Chief Administrative Officer

Witnesses:
/s/ Edmar Prado Lopes Netto		/s/ Vanessa Ribeiro dos Santos
Name: Edmar Prado Lopes Netto Individual Taxpayer’s ID: 931827087-91		Name: Vanessa Ribeiro dos Santos Individual Taxpayer’s ID: 11444166-0

EXHIBIT IX – Settlement of Accounts Flowchart

| | M | M + 1 | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 20 | 03 | 10 | 12 | 13 | 14 | 15 | 16 | 25 | 30 |
| NET FONE | | Send daily report of amounts collected | Report billing amounts for calculation | Report collection amounts and indexation applicable to calculation | Report interconnection amounts | Calculation of Net Fone's Income | NET issues invoices based on the Accrued Income and forwards a list of bills issued to Embratel | Embratel carries out the approval process at SAP | | Final accounting of settlement of accounts |
| Settlement of accou | Send invoices related to other services | | | | Report items and amounts to be included in the settlement of accounts | Prepare settlement of accounts spreadsheet and forward it to NET | Carry out the settlement of accounts | Issue settlement of accounts letter | | |
| IN CHARGE | NET (Edmar) | NET (Edmar) | EMBRATEL BILLING (Alexandre Coutinho) | EMBRATEL COLLECTIONS (Jorge França) | EMBRATEL INTERCONECTION (Alexandre Salem)<br>PROVIDERS (Flávia Ribeiro) and SUPPLIES (Deusdeth) | EMBRATEL FIN. LIQ. (Rafael Balassiano) | NET (Edmar) / FIN. LIQ. EBT (Rafael) | EMBRATEL FIN. LIQ. (Rafael Balassiano), PROVIDERS (Flávia Ribeiro), SUPPLIES (Deusdeth) and NET OFFICER (Alexandre Gomes) and REGIONAL CONTROLLERSHIPS | | EMBRATEL FIN. LIQ.(Fernando Souza) |